Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

ACTUAL

	Three months ended March 31,		Years ended December 31,
(millions except ratios)	2005	2004	2004	2003	2002	2001	2000
Income before income taxes, equity in net income of associates and minority interest	$88	$212	$627	$567	$354	$79	$65
Add back fixed charges:
Total fixed charges	12	12	48	74	86	101	109
Dividends from associates	—	—	7	6	3	4	5
Income as adjusted	$100	$224	$682	$647	$443	$184	$179
Fixed Charges
Interest expense	$6	$5	$22	$53	$65	$82	$89
Portion of rents representative of interest factor	6	7	26	21	21	19	20
Total fixed charges	$12	$12	$48	$74	$86	$101	$109
Ratio of earnings to fixed charges	8.3	18.7	14.2	8.7	5.2	1.8	1.6
Pro forma ratio of earnings to fixed charges	6.7		10.8

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES—PRO FORMA

PRO FORMA v. ACTUAL

	Three months ended March 31,		Year ended December 31,
(millions except ratios)	2005	2005	2004	2004
	ACTUAL	PRO FORMA	ACTUAL	PRO FORMA
Income before income taxes, equity in net income of associates and minority interest	$88	$85	$627	$612
Add back fixed charges:
Total fixed charges	12	15	48	63
Dividends from associates	—	—	7	7
Income as adjusted	$100	$100	$682	$682
Fixed Charges
Interest expense	$6	$9	$22	$37
Portion of rents representative of interest factor	6	6	26	26
Total fixed charges	$12	$15	$48	$63
Ratio of earnings to fixed charges	8.3	6.7	14.2	10.8